Exhibit 99.77C

2010 PARTICIPANTS MEETING

The 2010 Meeting of Participants was held in Washington, D.C., on Tuesday, December 21, 2010. The following matters were put to a vote of the Participants at the meeting through the solicitation of proxies:

John J. Sweeney was elected to chair the Board of Trustees by: votes for 2,398,930.643; votes against 13,057.460; votes abstaining 94,632.090; votes not cast 844,418.435.

The table below details votes pertaining to Trustees who were elected at the meeting.

Trustee	Votes For:	Votes Against:	Votes Abstaining:
Frank Hurt	2,414,066.425	313.865	92,239.903
Tony Stanley	2,413,059.876	774.778	92,785.539
Votes not cast: 844,418.435

The following Trustees were not up for reelection and their terms of office continued after the meeting: Richard L. Trumka,

Elizabeth Shuler, Arlene Holt Baker, Mark Ayers, James Boland, Lindell Lee, Stephen Frank, George Latimer, Richard Ravitch, Marlyn J. Spear, and Jack Quinn.

Ernst & Young LLP was ratified as the HIT's Independent Registered Public Accounting Firm by: votes for 2,505,496.636; votes against 0.000; votes abstaining 1,123.557; votes not cast 844,418.435.

An amendment was approved to Section 3.3(d) of the Declaration of Trust to authorize the HIT to provide leverage loans in New Markets Tax Credit transactions in which the HIT's wholly-owned community development entity, Building America CDE, Inc., is a participant; subject to a limit, which, when combined with investments currently permitted under Sections 3.3(d)(ii) and (d)(iii) of the Declaration of Trust, does not exceed four percent (4%) of the total value of the HIT's assets by: votes for 2,471,304.243; votes against 12,282.682; votes abstaining 23,033.268; votes not cast 844,418.435.